UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Under the Securities Exchange Act of 1934

PHARMOS CORPORATION

(Name of Issuer)

COMMON STOCK, $0.03 PAR VALUE

(Title of Class of Securities)

717139307

(CUSIP Number)

Adam Eilenberg, Esq.

Eilenberg & Krause LLP

11 East 44th Street, 19th Floor

New York, New York 10017

Tel: 212-986-9700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 21, 2009

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 717139307

		Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Robert F. Johnston
	2	Check Appropriate Box if a Member of a Group	(a) [ ] (b) [ x ]
	3	SEC Use Only
	4	Source of Funds	PF
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
	6	Citizenship of Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	4,894,400 Shares
	8	Shared Voting Power	0 Shares
	9	Sole Dispositive Power	4,894,400 Shares
	10	Shared Dispositive Power	0 Shares
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	4,894,400 Shares
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares
	13	Percent of Class Represented Amount in Row (11)	8.7%
	14	Type of Reporting Person	IN

CUSIP No. 717139307

		Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Demeter Trust 22-6492764
	2	Check Appropriate Box if a Member of a Group	(a) [ ] (b) [x ]
	3	SEC Use Only
	4	Source of Funds	OO
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
	6	Citizenship of Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	12,000,000 Shares
	8	Shared Voting Power	0 Shares
	9	Sole Dispositive Power	12,000,000 Shares
	10	Shared Dispositive Power	0 Shares
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	12,000,000 Shares
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares	☐
	13	Percent of Class Represented Amount in Row (11)	19.4%
	14	Type of Reporting Person	OO

CUSIP No. 717139307

		Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Richard Johnston, as trustee of Demeter Trust
	2	Check Appropriate Box if a Member of a Group	(a) [ ] (b) [x ]
	3	SEC Use Only
	4	Source of Funds	OO
	5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
	6	Citizenship of Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 Shares
	8	Shared Voting Power	12,000,000 Shares
	9	Sole Dispositive Power	0 Shares
	10	Shared Dispositive Power	12,000,000 Shares
	11	Aggregate Amount Beneficially Owned By Each Reporting Person	12,000,000 Shares
	12	Check box if the aggregate Amount in Row (11) Excludes Certain Shares	☐
	13	Percent of Class Represented Amount in Row (11)	19.4%
	14	Type of Reporting Person	OO

Item 1.           Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $0.03 par value per share (the “Common Stock”), of Pharmos Corporation, a Nevada corporation (the “Company”), and includes five-year warrants exercisable to purchase shares of Common Stock of the Company at an exercise price of $0.12 per share (the “Warrants”). The principal executive offices of the Company are located at 99 Wood Avenue South, Suite 311, Iselin, NJ 08830.

Item 2.	Identity and Background.

I.
(a)	Robert F. Johnston.
(b)	The business address of Mr. Johnston is c/o Pharmos Corporation, 99 Wood Avenue South, Suite 311, Iselin, NJ 08830.
(c)	Principal Occupation: Venture capital.
(d)	Mr. Johnston has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Mr. Johnston has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnston is a citizen of the United States of America.

II.

(a)	Demeter Trust (the “Trust”).
(b)	The business address of the Trust is c/o Johnston Management Asset Corp., 300 Atlantic Street, Suite 1102, Stamford, CT 06901.
(c)	Principal Occupation: Holding assets in trust for the sole beneficiary.
(d)	The Trust has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Trust has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Trust was organized under the laws of the State of New Jersey.

III.

(a)	Richard Johnston.
(b)	The business address of Mr. Johnston is 300 Atlantic Street, Suite 1102, Stamford, CT 06901.
(c)	Principal Occupation: Asset management. Mr. Johnston is also a trustee of the Trust.
(d)	Mr. Johnston has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Johnston has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnston is a citizen of the United States of America.

Mr. Robert Johnston, the Trust and Mr. Richard Johnston entered into a filing agreement attached to this Schedule 13D as Exhibit 1, in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust acquired its shares of Common Stock from the Company in a private placement (the “Private Placement”) in which the Trust purchased 6,000,000 shares of Common Stock and 6,000,000 Warrants. The Trust paid an aggregate purchase price of $600,000 for these securities, which funds came from the assets being held by the Trust. Mr. Richard Johnston is a trustee of the Trust.

Mr. Robert Johnston acquired 3,715,190 shares of Common Stock upon the conversion of $1,000,000 in principal of, and $26,801 of accrued but unpaid interest under, the Company’s 10% Convertible Debentures due November 1, 2012 (the “Debentures”) held by Mr. Robert Johnston, which Debentures were acquired with the personal funds of Mr. Robert Johnston.

Item 4.	Purpose of Transaction.

The acquisition of the Common Stock and Warrants by the Trust and the Common Stock by Mr. Robert Johnston were for investment purposes. Mr. Robert Johnston is the Executive Chairman of the Board of Directors of the Company and he is the sole beneficiary of the Trust.  Mr. Richard Johnston, a trustee of the Trust, is the brother of Mr. Robert Johnston. A further description of the acquisition of the shares of Common Stock and Warrants in the Private Placement and the Common Stock issued upon the conversion of the Debentures can be found in the Company’s Current Report on Form 8-K, dated April 21, 2009, filed on April 23, 2009, which is incorporated by reference in herein.

Each of Mr. Robert Johnston, the Trust and Mr. Richard Johnston currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of Mr. Robert Johnston, the Trust and Mr. Richard Johnston reserves the right to develop such plans.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Mr. Robert Johnston is the beneficial owner of 4,894,400 shares of Common Stock held directly by him (including 136,111 shares issuable upon the exercise of the options held by Mr. Robert Johnston). Mr. Robert Johnston may be deemed to have sole voting and dispositive power over those shares. The Trust is the beneficial owner of 12,000,000 shares of Common Stock owned directly by the Trust (including 6,000,000 shares of Common Stock issuable upon the exercise of the Warrants). The Trust may be deemed to have sole voting and dispositive power of those shares. Mr. Richard Johnston is the beneficial owner of 12,000,000 shares of Common Stock owned directly by the Trust (including 6,000,000 shares of Common Stock issuable upon the exercise of the Warrants). Mr. Richard Johnston may be deemed to have shared voting and dispositive power over those shares.

(c) Other than as set forth in this Item 5(a)-(b) and elsewhere in this Schedule 13D, (i) none of Mr. Robert Johnston, the Trust or Mr. Richard Johnston beneficially owns any shares of Common Stock of the Company, and (ii) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Robert Johnston, the Trust or Mr. Richard Johnston.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Robert Johnston, the Trust and Mr. Richard Johnston have entered into a joint filing agreement, attached to this Schedule 13D as Exhibit 1.

Pursuant to the Warrants, the Trust has the right to purchase 6,000,000 shares of Common Stock at an exercise price of $0.12 per shares. The Warrants expire on April 21, 2014.

Pursuant to the Registration Rights Agreement (as described in Exhibit 4 of Item 7 below), the Company has agreed to register, under certain circumstances, the re-sale of all of the shares of Common Stock (including the shares of Common Stock issuable upon the exercise of the Warrants) acquired by the Trust in the Private Placement and the shares of Common Stock acquired by Mr. Robert Johnston upon the conversion of the Debentures.

Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among Mr. Robert Johnston, the Trust or Mr. Richard Johnston and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of May 1, 2009, by and among Mr. Robert Johnston, the Demeter Trust and Mr. Richard Johnston.

Exhibit 2	Securities Purchase Agreement dated as of April 21, 2009 by and among Pharmos Corporation and the Purchasers named therein filed as Exhibit 4.1 to the

Company’s Current Report on Form 8-K, dated April 21, 2009, filed on April 23, 2009 (the “April 2009 8-K”) and incorporated by reference herein.

Exhibit 3	Form of Stock Purchase Warrant dated April 21, 2009 filed as Exhibit 4.2 to the April 2009 8-K and incorporated by reference herein.

Exhibit 4

Registration Rights Agreement dated as of April 21, 2009 by and among Pharmos Corporation and the Purchasers named therein filed as Exhibit 4.3 to the April 2009 8-K and incorporated by reference herein.

Exhibit 5

Debenture Amendment Agreement dated April 21, 2009 among Pharmos Corporation, New Enterprise Associates 10, Limited Partnership, Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P. and Robert F. Johnston filed as Exhibit 4.4 to the April 2009 8-K and incorporated by reference herein.

[Signatures appear on next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009

/s/ Robert Johnston

Robert Johnston

THE DEMETER TRUST

By:	/s/ Richard Johnston
Richard Johnston, Trustee

/s/ Richard Johnston

Richard Johnston